FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Hopkins, Thomas E.	2. Issuer Name and Ticker or Trading Symbol The Sherwin-Williams Company SHW		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Senior Vice President-Human Resources
(Last) (First) (Middle) 101 Prospect Avenue, N.W.	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 4/29/03
(Street) Cleveland, OH 44115		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	04/29/03		M		246	A	16.3438
Common Stock	04/29/03		M		5,000	A	20.7188
Common Stock	04/29/03		M		860	A	25.0625
Common Stock	04/29/03		F(1)		4,623	D	27.93	31,661(2)	D
Common Stock								23,915.4554(3)	I	Stock Plan
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	16.3438	04/29/03		M			246	01/23/98	01/23/05	Common Stock	246		0	D
Employee Stock Option (Right to Buy)	20.7188	04/29/03		M			1,666	01/24/97	01/24/06	Common Stock	1,666		0	D
Employee Stock Option (Right to Buy)	20.7188	04/29/03		M			1,667	01/24/98	01/24/06	Common Stock	1,667		0	D
Employee Stock Option (Right to Buy)	20.7188	04/29/03		M			1,667	01/24/99	01/24/06	Common Stock	1,667		0	D
Employee Stock Option (Right to Buy)	25.0625	04/29/03		M			860	02/03/02	02/02/09	Common Stock	860		3,130	D

Explanation of Responses:

(1) Shares were used to pay the option price in an exempt transaction.
(2) Of shares listed, 20,000 are restricted.
(3) Represents the approximate number of shares of common stock for which the Reporting Person has the right to direct the vote under The Sherwin-Williams Company Employee Stock Purchase and Savings Plan per the trustee's 3/31/03 statement. Shares of common stock are not directly allocated to Plan participants, but are instead held in a unitized fund consisting primarily of common stock and a small percentage of short-term investments. Participants acquire units of this fund.

By: /s/ Thomas E. Hopkins **Signature of Reporting Person	04/30/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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